Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2006-4
Preliminary Term Sheet

New Issue Marketing Materials

$1,306,358,000

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2006-4

Wells Fargo Bank, N.A.
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller and Sponsor

Structured Asset Mortgage Investments II Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon information as of September, 2006.

September 28, 2006

Bear, Stearns & Co. Inc. ARM Whole Loan Desk (212) 272-4976	September 28, 2006
This information should be considered only after reading the Bear Stearns’ Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the “Statement”), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. All amounts are approximate and subject to change.

STATEMENT REGARDING FREE WRITING PROSPECTUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus you request it by calling toll free 1-866-803-9204.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement. Please click here http://www.bearstearns.com/prospectus/sami or visit the following website: www.bearstearns.com/prospectus/sami for a copy of the base prospectus applicable to this offering.

The Information in this free writing prospectus is preliminary and is subject to completion or change.

The Information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase.

This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This information in this free writing prospectus is preliminary, and will be superseded by the preliminary prospectus. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the Certificates until we have accepted your offer to purchase Certificates. We will not accept any offer by you to purchase Certificates, and you will not have any contractual commitment to purchase any of the Certificates until after you have received the preliminary prospectus. You may withdraw your offer to purchase Certificates at any time prior to our acceptance of your offer.

The securities referred to in this free writing prospectus are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of non-delivery

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the “Information”) may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the “Statement Regarding Assumptions and Other Information”, please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c ) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

 $1,306,358,000

Mortgage Pass-Through Certificates, Series 2006-4,
Hybrid ARM Mortgage Loans

	Certificate		Credit	Interest Rate Type
Class	Size (1)	Ratings	Enhance		Collateral	Certificate
		S&P / Fitch	%age		Type	Type
Offered Certificates
I-A-1	$69,495,000	AAA/AAA	10.50%	WAC (2)	3-Yr. Hybrid	Group I Super Senior PT
I-A-2	$4,077,000	AAA/AAA	5.25%	WAC (2)	3-Yr. Hybrid	Group I Senior Support PT
II-A-1	$369,319,000	AAA/AAA	10.50%	WAC (3)	5-Yr. Hybrid	Group II Super Senior PT
II-X-1	Notional (6)	AAA/AAA	5.25%	Fixed (5)	5-Yr. Hybrid	Group II Interest Only
II-A-2	$50,000,000	AAA/AAA	10.50%	WAC (4)	5-Yr. Hybrid	Group II Super Senior PT
II-A-3	$24,597,000	AAA/AAA	5.25%	WAC (3)	5-Yr. Hybrid	Group II Senior Support PT
II-X-3	Notional (7)	AAA/AAA	5.25%	Fixed (6)	5-Yr. Hybrid	Group II Interest Only
III-A-1	$473,422,000	AAA/AAA	10.50%	WAC (7)	7-Yr. Hybrid	Group III Super Senior PT
III-A-2	$27,771,000	AAA/AAA	5.25%	WAC (7)	7-Yr. Hybrid	Group III Senior Support PT
III-X	Notional (9)	AAA/AAA	5.25%	Fixed (8)	7-Yr. Hybrid	Group III Interest Only
IV-A-1	$184,513,000	AAA/AAA	10.50%	WAC (9)	10-Yr. Hybrid	Group IV Super Senior PT
IV-A-2	$12,693,000	AAA/AAA	5.25%	WAC (9)	10-Yr. Hybrid	Group IV Senior Support PT
IV-A-3	$30,000,000	AAA/AAA	15.75%	WAC (9)	10-Yr. Hybrid	Group IV Super Senior PT
IV-A-4	$1,870,000	AAA/AAA	10.50%	WAC (9)	10-Yr. Hybrid	Group IV Senior Support PT
IV-X	Notional (11)	AAA/AAA	5.25%	Fixed (10)	10-Yr. Hybrid	Group IV Interest Only
B-1	$43,457,000	NR/AA	1.95%	WAC (11)	Total Portfolio	Crossed Subordinate
B-2	$8,560,000	NR/A	1.30%	WAC (11)	Total Portfolio	Crossed Subordinate
B-3	$6,584,000	NR/BBB	0.80%	WAC (11)	Total Portfolio	Crossed Subordinate
Non-Offered Certificates
B-4	$3,951,000	NR/BB	0.50%	WAC (11)	Total Portfolio	Crossed Subordinate
B-5	$3,292,000	NR/B	0.25%	WAC (11)	Total Portfolio	Crossed Subordinate
B-6	$3,294,613	NR/NR	0.00%	WAC (11)	Total Portfolio	Crossed Subordinate

1)	The Certificate Sizes are approximate and subject to a +/- 10% variance.

2)
The Class I-A-1 Certificates and Class I-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.997%.

3)
Up to and including the distribution date in July 2011, the Class II-A-1 Certificates and the Class II-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans minus 0.160%. After the distribution date in July 2011, the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group II Mortgage Loans. With respect to the first Interest Accrual Period the Pass-Through Rate is expected to be approximately 5.850%.

4)
The Class II-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 6.010%.

5)
Up to and including the distribution date in July 2011, the Class II-X-1 Certificates will bear interest at a fixed pass-through rate equal to 0.160% based on a notional balance equal to the current principal balance of the Class II-A-1 Certificates. After the distribution date in July 2011, the Class II-X-1 Certificates will not bear any interest.

6)
Up to and including the distribution date in July 2011, the Class II-X-3 Certificates will bear interest at a fixed pass-through rate equal to 0.160% based on a notional balance equal to the current principal balance of the Class II-A-3 Certificates. After the distribution date in July 2011, the Class II-X-3 Certificates will not bear any interest.

7)
Up to and including the distribution date in July 2013, the Class III-A-1 Certificates and Class III-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans minus 0.224%. After the distribution date in July 2013, the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group III Mortgage Loans. With respect to the first Interest Accrual Period the Pass-Through Rate is expected to be approximately 6.000%.

8)
Up to and including the distribution date in July 2013, the Class III-X Certificates will bear interest at a fixed pass-through rate equal to 0.224% based on a notional balance equal to the aggregate current principal balance of the Class III-A-1 Certificates and Class III-A-2 Certificates. After the distribution date in July 2013, the Class III-X Certificates will not bear any interest.

9)
Up to and including the distribution date in July 2016, the Class IV-A-1 Certificates and Class IV-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group IV Mortgage Loans minus 0.262%. After the distribution date in July 2016, the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group IV Mortgage Loans. With respect to the first Interest Accrual Period the Pass-Through Rate is expected to be approximately 6.000%.

10)
Up to and including the distribution date in July 2016, the Class IV-X Certificates will bear interest at a fixed pass-through rate equal to 0.262% based on a notional balance equal to the aggregate current principal balance of the Class IV-A-1 Certificates and Class IV-A-2 Certificates. After the distribution date in July 2016, the Class IV-X Certificates will not bear any interest.

11)
The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the weighted average of the Net Rates of the Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group the Current Principal Balance of the related Classes of Class A Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 6.141%.

Collateral Description:                                      As of September 1, 2006, the aggregate principal balance of the Mortgage Loans described herein is approximately $1.32 billion. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, Six-Month LIBOR, or One-Year Treasury indexed mortgage loans with initial rate adjustments occurring three, five, seven, and ten years after the date of origination (“Hybrid ARMs”), divided into four loan groups. The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 91% (by principal balance) of the loans require for payments of interest only for a term equal to the initial fixed period or 120 months of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over their remaining term. The remaining mortgage loans fully amortize over their original term (generally 30 years).

Below is a further summary of the collateral characteristics of the Mortgage Loans.

	% of	Gross	Net	WAM	Gross	Net	Initial	Period	Max	Mos to Roll
MLG	Pool	WAC	WAC	(mos.)	Margin	Margin	Cap	Cap	Rate
Group I	5.90	6.308%	5.997%	355	2.386%	2.075%	2.000%	2.000%	12.508%	31
Group II	35.58	6.360%	6.010%	358	2.276%	1.926%	4.999%	1.992%	11.669%	58
Group III	40.17	6.594%	6.224%	358	2.257%	1.887%	5.013%	1.999%	12.069%	82
Group IV	18.36	6.559%	6.262%	359	2.254%	1.958%	5.000%	2.000%	11.771%	118
Totals:	100.00	6.488%	6.141%	358	2.271%	1.925%	4.867%	1.997%	11.898%	77

Prepayment Penalty Table*

Group	No PrePay	6 Months or Less	7 Months to 12 Months	24 Months	30 Months	36 Months	42 Months	60 Months
Group I	94.61%	0.00%	1.65%	0.00%	0.00%	2.92%	0.00%	0.81%
Group II	87.72%	0.00%	9.30%	0.05%	0.00%	2.32%	0.00%	1.65%
Group III	82.84%	0.00%	13.87%	0.00%	0.00%	2.01%	0.00%	1.28%
Group IV	59.65%	0.00%	27.89%	0.00%	0.00%	4.86%	0.00%	7.60%
Total	80.66%	0.00%	14.10%	0.02%	0.00%	2.70%	0.00%	2.55%

*The Prepayment Penalties are generally soft, therefore borrowers will not be required to pay the penalty if house is sold.

NOTE: the information related to the Mortgage Loans described herein reflects information as of September 1, 2006. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.

Depositor:	Structured Asset Mortgage Investments II Inc.
Mortgage Loan Seller and Sponsor:	EMC Mortgage Corporation.
Originators:
57.66% of the Mortgage Loans were originated by Countrywide, 32.26% of the Mortgage Loans were originated by HomeBanc, 3.59% of the Mortgage Loans were originated by US Bank, 5.75% of the Mortgage Loans were originated by Provident, and there are 2 other originators each under 1.00%.

Underlying Servicers:
57.66% of the Mortgage Loans are serviced by Countrywide, 32.26% of the Mortgage Loans are serviced by HomeBanc, 3.59% of the Mortgage Loans are serviced by US Bank, 5.75% of the Mortgage Loans are serviced by Provident, and .89% of the Mortgage Loans are serviced by EMC Mortgage.

Custodian:	Wells Fargo Bank, National Association.
Custodian:	Treasury Bank, a Division of Countrywide Bank, N.A.
Underwriter:	Bear, Stearns & Co. Inc.
Cut-off Date:	September 1, 2006.
Closing Date:	September 29, 2006.
Rating Agency:	The Offered Certificates are rated by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) and Fitch Ratings (“Fitch”). The Non-Offered Certificates are rated by Fitch.
Legal Structure:	REMIC.
Optional Clean-Up Call:
The Depositor, or its designee, may purchase all of the Mortgage Loans in the trust after the scheduled principal balance of the Mortgage Loans remaining in the trust has been reduced to less than 10% of the scheduled principal balance of the mortgage loans as of the Cut-off Date, thereby causing termination and early retirement of the Certificates.

Distribution Date:	25th day of each month (or the next business day), commencing on October 25, 2006.
Last Scheduled Distribution Date:	October 25, 2036.
Certificates:
The trust will issue the Class A, Class II-X-1, Class II-X-3, Class III-X, Class IV-X, Class R-I, R-II and Class R-III Certificates, which are also referred to collectively herein as the Senior Certificates. The trust will also issue the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, which are sometimes referred to herein as the Subordinate Certificates. The Senior Certificates will represent interests principally in the related loan group set forth in the table above. The Subordinate Certificates represent interest in all loan groups.

Class A Certificates:	The Class I-A-1, Class I-A-2, Class II-A-1, Class II-A-2, Class II-A-3, Class III-A-1, Class III-A-2, Class IV-A-1, Class IV-A-2, Class IV-A-3 and Class IV-A-4 Certificates.

Offered Certificates:
The Class I-A-1, Class I-A-2, Class II-A-1, Class II-X-1, Class II-A-2, Class II-A-3, Class II-X-3, Class III-A-1, Class III-A-2, Class III-X, Class IV-A-1, Class IV-A-2, Class IV-A-3, Class IV-A-4, Class IV-X, Class B-1, Class B-2, Class B-3 Class R-I, Class R-II and Class R-III Certificates.

Non-Offered Certificates:	The Class B-4, Class B-5 and Class B-6 Certificates.
Remittance Type:	Scheduled/Scheduled.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream and Euroclear.
ERISA Considerations:
The Offered Certificates are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should review very carefully with its legal advisors whether the purchase or holding of any Certificates is a prohibited transaction or not otherwise permissible under ERISA.

SMMEA Eligibility:	The Offered Certificates, other than the Class B-2 Certificates and Class B-3 Certificates, are expected to constitute “mortgage related securities” for purposes of SMMEA.
Denominations:	The Offered Certificates are issuable in minimum denominations of an original amount of $100,000 and multiples of $1,000 in excess thereof.
Record Date:	With respect to the Certificates and any Distribution Date, the last day of the prior calendar month.
Delay Days:	With respect to the Certificates, 24 days.
Interest Accrual Period:
The Interest Accrual Period on the Certificates and any Distribution Date is the one-month period preceding the month in which such Distribution Date occurs prior to such Distribution Date. Distributions of interest on the certificates will be based on a 360-day year and a 30 day month.

Prepayment Period:
Unless otherwise described in the related servicing agreement, the Prepayment Period with respect to any Distribution Date is the calendar month immediately proceeding the month in which such Distribution Date occurs.

Compensating Interest:
On each Distribution Date, the related Servicer is required to pay Compensating Interest up to the amount of the related Servicing Fee to cover prepayment interest shortfalls due to partial and/or full prepayments on the Mortgage Loans that occurred during the Prepayment Period.

Advancing Obligation:	The related Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent deemed recoverable.
Prepayment Assumption:	A 100% prepayment assumption assumes that the outstanding principal balance of the Mortgage Loans prepays at a constant prepayment rate (“CPR”) of 25% in every month of the life of such pool.

Servicing Fee:
With respect to each mortgage loan, a fee that accrues at the related Servicing Fee Rate on the same principal balance on which the interest on the mortgage loan accrues for the calendar month. The servicing fee rates for each mortgage loan will range from 0.250% to 0.375% per annum.

Underwriting Standards:	The Mortgage Loans were underwritten to the guidelines of the related Originator as more fully described in the term sheet supplement.
Credit Enhancement:
Credit Enhancement for the certificates will be provided by a senior/subordinate shifting interest structure with the Senior Support Certificates. The Senior Support Certificates provide credit support for the Super Senior Certificates. The Subordinate Certificates provide credit support for the Senior Certificates and other Subordinate Certificates with a lower class designation.

Cash-Flow Description:
Distributions on the certificates will be made on the 25th day of each month (or next business day), beginning in October 2006. The payments to the certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1)    Payment of interest to the holders of the Class I-A-1, Class I-A-2, Class II-A-1, Class II-X-1, Class II-A-2, Class II-A-3, Class II-X-3, Class III-A-1, Class III-A-2, Class III-X, Class IV-A-1, Class IV-A-2 and Class IV-X Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);

2)    Payment of principal to the holders of the Class I-A-1, Class I-A-2, Class II-A-1, Class II-A-2, Class II-A-3, Class III-A-1, Class III-A-2, Class IV-A-1, Class IV-A-2, Class IV-A-3 and Class IV-A-4 Certificates pro rata in an amount equal to their respective loan group’s Senior Optimal Principal Amount; and

3)    Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) interest at a rate equal to the Pass-Through Rate (as described on page 4 hereof), and (b) such class’s allocable share of principal distributions for such Distribution Date, in each case, to the extent of the remaining available funds for each loan group as described in the term sheet supplement.

Shifting Interest:
The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including September 2013. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% of the Original Principal Amount of the Subordinate Certificates for each test date.

Notwithstanding the foregoing, if after 3 years the then current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed (a) on or prior to September 2009, 20% of the Original Principal Amount of the Subordinate Certificates or (b) after September 2009, 30% of the Original Principal Amount of the Subordinate Certificates, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:
Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates until the current Principal Balance of each Subordinate Class has been reduced to zero.

Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated first to the Class I-A-2 Certificates until reduced to zero and then to the Class I-A-1 Certificates, Realized Losses on the Group II Mortgage Loans will be allocated first to the Class II-A-3 Certificates until reduced to zero and then concurrently to the Class II-A-1 Certificates and Class II-A-2 Certificates, pro rata, Realized Losses on the Group III Mortgage Loans will be allocated first to the Class III-A-2 Certificates until reduced to zero and then to the Class III-A-1 Certificates and Realized Losses on the Group IV Mortgage Loans will be allocated first to the Class IV-A-2 Certificates until reduced to zero and then concurrently to the Class IV-A-1, Class IV-A-3, and Class IV-A-4, except that losses otherwise allocable to the Class IV-A-3 Certificates will instead be allocated first to the Class IV-A-4 Certificates until reduced to zero.

Static Pool Information:
Information concerning the sponsor’s prior residential mortgage loan securitization involving prime or alternative-a mortgage loans secured by first lien mortgages or deeds of trust in residential real properties issued by the depositor is available on the internet at http://www.bearstearns.com/transactions/sami_ii/bsarm2006-4 and with respect to the experience of Countrywide in securitizing asset pools of the same type  http://www.countrywidedealsdata.com/?CWDD=01200608. On this website, you can view for each of these securitizations, summary pool information as of the applicable securitization cut-off date and delinquency, cumulative loss, and prepayment information as of each distribution date by securitization for the past five years, or since the applicable securitization closing date if the applicable securitization closing date occurred less than five years from the date of this term sheet. Each of these mortgage loan securitizations is unique, and the characteristics of each securitized mortgage loan pool varies from each other as well as from the mortgage loans to be included in the trust that will issue the certificates offered by this term sheet. In addition, the performance information relating to the prior securitizations described above may have been influenced by factors beyond the sponsor’s control such as housing prices and market interest rates. Therefore, the performance of these prior mortgage loan securitizations is likely not to be indicative of the future performance of the mortgage loans to be included in the trust related to this offering.

Contact Information

MBS Trading

Paul Van Lingen	Tel: (212) 272-4976
Senior Managing Director	pvanlingen@bear.com

Doug Calamari	Tel: (212) 272-4976
Associate Director	dcalamari@bear.com

MBS Structuring

Derek Schaible	Tel: (212) 272-1319
Vice President	dschaible@bear.com

MBS Banking

Jeff Maggard	Tel: (212) 272-9457
Managing Director	jmaggard@bear.com

Deirdre Burke	Tel: (212) 272-7646
Vice President	dburke@bear.com

Michael Norden	Tel: (212) 272-7073
Analyst	mnorden@bear.com

Syndicate

Carol Fuller	Tel: (212) 272-4955
Senior Managing Director	cfuller@bear.com

Angela Ward	Tel: (212) 272-4955
Associate Director	adward@bear.com

Rating Agencies

Mike McCormick- S&P	Tel: (212) 438-1937
Michael_mccormick@standardandpoors.com

Karen Ramallo - Moody’s	Tel: (212) 553-0370
Karen.Ramallo@moodys.com